September 8, 2015
VIA EDGAR
Ms. Jennifer Monick
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
RE:    Ellington Financial LLC
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 13, 2015
Form 10-Q for the quarterly period ended June 30, 2015
Filed August 7, 2015
File No. 001-34569
Dear Ms. Monick:
Ellington Financial LLC, a Delaware limited liability company (including its subsidiaries, "we," or the "Company"), is submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC" or the "Commission") contained in your letter dated August 20, 2015.
For convenience of reference, each of the Staff comments contained in your August 20, 2015 comment letter is reprinted below in bold italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
Form 10-K for the Fiscal Year Ended December 31, 2014
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 74

1.
With respect to your reverse repurchase agreements, in future periodic filings, please quantify the average quarterly balance for each of the past three years, the period end balance for each of those quarters and the maximum balance at any month-end. Additionally, explain significant variances among these amounts. Provide an example of your proposed revisions within your response.

RESPONSE: We will include disclosure substantially in the form of the table set forth below in future filings with respect to our reverse repurchase agreements. If applicable, we will explain the causes and business reasons for significant variances among the amounts.

Ms. Jennifer Monick
September 8, 2015

The following table details total outstanding borrowings, average outstanding borrowings, and the maximum outstanding borrowings at any month end for each quarter under reverse repurchase agreements for each of the past twelve quarters.

Reverse Repurchase Agreements
Quarter Ended	Borrowings Outstanding at Quarter End	Quarterly Average Borrowings Outstanding	Maximum Borrowings Outstanding at Any Month End
In thousands
September 30, 2015	$—	$—	$—
June 30, 2015	—	—	—
March 31, 2015	—	—	—
December 31, 2014	—	—	—
September 30, 2014	—	—	—
June 30, 2014	—	—	—
March 31, 2014	—	—	—
December 31, 2013	—	—	—
September 30, 2013	—	—	—
June 30, 2013	—	—	—
March 31, 2013	—	—	—
December 31, 2012	—	—	—
Note 2. Significant Accounting Policies
(A) Basis of Presentation, page 109

2.	Please clarify to us how you determined that you still meet the definition of an investment company under ASC 946 after adoption of ASU 2013-08.
RESPONSE: The following is an analysis of the key provisions of ASC 946/ASU 2013-08 that support our conclusion that the Company continues to meet the definition of an investment company under ASC 946 after adoption of ASU 2013-08.
An investment company, as described in ASC 946-10-15-6/ASU 2013-08, has the following fundamental characteristics:
(a) an entity that (i) obtains funds from one or more investors and provides the investor(s) with investment management services and (ii) commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

•
As of March 2015, we estimated that the Company had approximately 12,800 beneficial holders of its common shares. Of the approximately 33.4 million shares currently outstanding, over 90% are held by non-affiliated shareholders.

As stated in the Company's offering documents and other marketing materials, the Company's primary objective is to generate attractive, risk-adjusted total returns for its shareholders by making investments that it believes compensates it appropriately for the risks associated with them.
Given this primary business objective, in conducting its business the Company provides its investors with investment management services that are expected to result in "attractive, risk-adjusted returns" which are in the form of capital appreciation and investment income. The Company's primary source of income has been and is expected to continue to be interest income from its fixed income holdings and realized gains from its sales of investments. As a result, we believe that the Company meets the requirements of (a) above.
(b) the entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

•
Substantially all of the Company's activities, assets, and liabilities are related to the Company's investment activities. The Company's primary source of income has been and is expected to continue to be interest income

Ms. Jennifer Monick
September 8, 2015

from its fixed income holdings and realized gains from its sales of investments. As a result, we believe that the Company meets the requirements of (b) above.
ASC 946-10-15-7 provides that an investment company also has the following typical characteristics:
a) It has more than one investment.

•	The Company has many investments.
b) It has more than one investor.

•	As of March 2015, we estimated that the Company had approximately 12,800 beneficial holders of its common shares.
c) It has investors that are not related parties of the parent entity (if there is a parent) and the investment manager.

•	Currently, of the approximately 33.4 million common shares outstanding, over 90% are held by non-affiliated shareholders.
d) It has ownership interests in the form of equity or partnership interests.

•	The Company has ownership interests in the form of common shares.
e) It manages substantially all of its investments on a fair value basis.

•
The Company manages all of its investments on a fair value basis. Further, fair value is a key component of how the Company evaluates the performance of its investments. The Company reports its performance to investors through the financial highlights footnote in the Company's consolidated financial statements. (See Note 15 of the Company's Annual Report on Form 10-K for the year ended December 31, 2014 and Note 15 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.) The Company also reports its performance in its quarterly earnings releases and investor presentations.

The Company has all of the above typical characteristics, thereby further supporting our conclusion that the Company continues to meet the definition of an investment company under ASC 946 after the adoption of ASU 2013-08.
Paragraphs 946-10-55-4 through 55-10 provide additional guidance for determining whether the Company has the fundamental characteristics of an investment company. We have evaluated each as follows:
Evidence of an Entity's Business Purpose and Substantive Activities
946-10-55-4: An investment company should have no substantive activities other than its investing activities and should not have significant assets or liabilities other than those relating to its investing activities, subject to the exception in the following paragraph.

•
The Company advises the Staff that the Company does not have substantive activities other than its investing activities. Further, the Company does not have significant assets or liabilities other than those relating to its investing activities.

946-10-55-5: An investment company may provide investing-related services (for example, investment advisory or transfer agent services) to other entities, directly or indirectly through an investment in an entity that provides those services, as long as those services are not substantive. However, an investment company may provide substantive investing-related services, directly or indirectly through an investment in an entity that provides those services, if the substantive services are provided to the investment company only.

•	The Company does not provide investing-related services to other entities.
946-10-55-6: Evidence of the entity's business purpose and substantive activities may be included in the entity's offering memorandum, publications distributed by the entity, and other corporate or partnership documents that indicate the investment objectives of the entity. Evidence of the entity's business purpose and substantive activities also may include the manner in which the entity presents itself to other parties (such as potential investors or potential investees). For example, an entity that presents its business to its investors as having the objective of investing for capital appreciation has characteristics that are consistent with the business purpose and substantive activities of an investment company. Alternatively, an entity that presents itself as an investor whose objective is jointly developing, producing, or marketing products with its investees has characteristics that are inconsistent with the business purpose and substantive activities of an investment company.

Ms. Jennifer Monick
September 8, 2015

•
The following is an overview, which we use in our public communications to shareholders and other interested parties to describe the Company and its business. It presents a clear emphasis on investing activities, and serves as the foundation for our conclusion that we continue to meet the definition of an investment company under ASC 946 after adoption of ASU 2013-08:

The Company is a specialty finance company formed in August 2007 that primarily acquires and manages mortgage-related assets, including residential mortgage-backed securities ("RMBS"), residential mortgage loans, commercial mortgage-backed securities ("CMBS"), commercial mortgage loans and other commercial real estate debt, real property and mortgage-related derivatives. The Company also invests in corporate debt and equity securities, collateralized loan obligations, or "CLOs," consumer loans and asset-backed securities, or "ABS," backed by consumer and commercial assets, non-mortgage-related derivatives and other financial assets, including private debt and equity investments in mortgage-related entities. The Company is externally managed and advised by Ellington Financial Management LLC, an affiliate of Ellington Management Group, L.L.C. ("Ellington").

•	We further describe our investment approach as follows:
Our primary objective is to generate attractive, risk-adjusted total returns for our shareholders by making investments that we believe compensate us appropriately for the risks associated with them.
We believe that our publicly traded partnership structure affords us valuable flexibility, especially with respect to our ability to reduce exposures nimbly through hedging both credit and interest rate risks.
The Company's business description clearly evidences that its focus is around investing activities. This description is included in its filings with the Commission, including Forms 10-Q and 10-K, as well as its registration statements on Form S-3. It is also included in the Company's press releases and in various locations on its website at www.ellingtonfinancial.com. Conversely, the Company does not present itself as an investor whose focus is to jointly develop, produce or market products with its investees.
946-10-55-7: An entity's investment plans also provide evidence of its business purpose and substantive activities. Accordingly, an investment company whose business purpose and substantive activities include realizing capital appreciation should have an exit strategy for how it plans to realize the capital appreciation of its investments. Although the entity may not yet have determined the specific method or timing of disposing of an investment, the fact that it has identified potential exit strategies through which it can realize capital appreciation provides evidence that its business purpose and substantive activities are consistent with those of an investment company. The entity need not document specific exit strategies for each individual investment held for the purpose of realizing capital appreciation but should identify potential exit strategies for different types or portfolios of investments held with the purpose of realizing capital appreciation.
Disposal of investments only during liquidation or to satisfy investor redemptions are not exit strategies. Therefore, an entity should have a plan to dispose of its investments before liquidation when its business purpose and substantive activities include realizing capital appreciation. An investment company whose business purpose and substantive activities are to invest for returns only from investment income does not require an exit strategy for its investments.

•
As stated above, substantially all of the Company's assets are held for capital appreciation and/or investment income purposes. Generally speaking, investments in securities, which include RMBS, CMBS, and CLOs, are held for investment income purposes, but are also actively traded for purposes of monetizing net realized gains and other portfolio/risk management reasons. With respect to these holdings, the Company frequently cites its level of portfolio turnover in the Management's Discussion and Analysis section of its periodic and annual reports, and its earnings releases. While the Company's investments in residential, commercial and consumer loans are not as actively traded as the Company's securities, they are in fact opportunistically traded from time to time, and are otherwise held for investment income purposes.

946-10-55-8: An entity would not be an investment company if the entity or its affiliates obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income. Examples of relationships and activities that would be inconsistent with the characteristics of an investment company include any of the following:
a. The entity or its affiliates acquire, use, exchange, or exploit the processes, assets, or technology of an investee or its affiliates. This includes the entity or its affiliates having disproportionate or exclusive rights to acquire assets,

Ms. Jennifer Monick
September 8, 2015

technology, products, or services of an investee or its affiliates (for example, by holding an option to purchase an asset from an investee if the asset's development is deemed successful).
b. There are other arrangements between the entity or its affiliates and an investee or its affiliates to jointly develop, produce, market, or provide products or services.
c. An investee or its affiliates provide financing guarantees or assets to serve as collateral for borrowing arrangements of the entity or its affiliates to provide returns or with the objective of providing returns other than capital appreciation or investment income. The guidance in this paragraph does not prohibit an investment company from using its investments in its investees as collateral for any of its borrowings.
d. An affiliate of the entity holds an option to purchase from the entity ownership interests in an investee at an amount other than fair value.
e. There are transactions between the entity or its affiliates and an investee or its affiliates that meet any of the following:
1. They are on terms that are unavailable to entities that are not affiliates of the investee.
2. They are not at fair value or are not conducted at arm's length.
3. They represent a substantive portion of the investee's or the entity's business activities, including business activities of affiliates of the entity or affiliates of the investee.

•
In reviewing the guidance provided by ASC 946-10-55-8 (a. through e.) above, the Company notes that it does not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

As of June 30, 2015, the Company held equity and debt investments in three mortgage originators, which represented 0.15% and 0.67% of the Company's total assets and net asset value, respectively. During 2015, the Company entered into loan purchase and sale agreements with two of the three mortgage originators, which were negotiated on an arm's-length basis. Under the first of these loan purchase and sale agreements, the Company has committed to purchase eligible residential mortgage loans, to the extent they are originated in accordance with the Company's specifications, in an amount of at least $200 million. Under the second of these loan purchase and sale agreements, the Company has not committed a specific dollar amount to future purchases, but has the option to purchase eligible loans as they are originated. As of June 30, 2015, the Company had not purchased any loans under these agreements, although it had outstanding loan purchase commitments in the principal amount of $1.7 million. Subsequent to June 30, 2015, the Company purchased five loans in the principal amount of $2.1 million under the first agreement.
The Company's investments in mortgage originators and commitments under flow agreements with these mortgage originators do not represent substantive activities of the Company. We further note that while the Company has significant influence with respect to these investees and may from time to time provide them with financial support, such as guaranteeing warehouse lines or providing interim financing in order to enhance longer term enterprise value, it does not have controlling interests in, nor is it involved in the day-to-day management of these companies. In addition, these entities have or intend in the future to have other third parties purchase a portion of their mortgage loan production.
Accordingly, the Company's only substantive activities are investing its funds solely for returns from capital appreciation and/or investment income.
946-10-55-9: An investment company may have a strategy to invest in more than one investee in the same industry, market, or geographical area to benefit from synergies that increase the returns from capital appreciation and investment income from those investments. Transactions between an entity's investees should not affect the entity's assessment of whether it is an investment company unless those transactions result in the entity obtaining returns or benefits other than capital appreciation or investment income.

•	To our knowledge, there are no transactions among the Company's investees that would result in the Company's obtaining returns or benefits other than capital appreciation or investment income.
946-10-55-10 :An investment company may provide both of the following services to an investee, either directly or through an investment in an entity that provides those services, only if those services are provided for the purpose of maximizing returns from capital appreciation, investment income, or both (rather than other benefits) and do not represent a separate substantial business activity or separate substantial source of income for the investment company:

Ms. Jennifer Monick
September 8, 2015

a. Assistance with day-to-day management of the operations of an investee.
b. Financial support, such as a loan, capital commitment, or guarantee.
As discussed above, the Company holds non-substantive equity and debt investments in three mortgage originators. We further note that while the Company has significant influence with respect to these investees and may from time to time provide them with financial support, such as guaranteeing warehouse lines or providing interim financing in order to enhance longer term enterprise value, the Company does not have controlling interests in, nor is it involved in the day-to-day management of these companies and it lacks the ability and intent to operate their businesses.
Services provided by the Company to its investees do not represent a separate substantial business activity or separate substantial source of income for the Company.
Form 10-Q for the quarterly period ended June 30, 2015

3.
We note your disclosure on page 36 that one of your subsidiaries intends to elect to be taxed as a real estate investment trust. Please tell us if this subsidiary will continue to be considered an investment company under ASC 946 and how you made that determination. To the extent that it will not continue to be an investment company, please tell us how you will account for this subsidiary once it no longer is an investment company. Within your response, please reference the authoritative accounting literature management relied upon. Additionally, to the extent you determine you will no longer consolidate this subsidiary in future periods, please tell us what consideration you gave to disclosing this impact in your filing.

RESPONSE: Ellington Financial REIT ("EF REIT") is a wholly owned subsidiary of the Company that was formed in September 2014, and became operational in 2015. As of July 31, 2015, EF REIT and its wholly owned subsidiaries held residential and commercial mortgage loans in the amount of $38.3 million and real estate from foreclosure activity in the amount of $5.4 million. Beginning in the third quarter of 2015, EF REIT began purchasing residential mortgage loans under flow agreements with one of the Company's mortgage originator investees. EF REIT is not involved in the origination of loan investments. EF REIT was established as a wholly owned subsidiary of the Company solely for tax and operational efficiency. The activities of EF REIT are consistent with that of the Company and represent a direct extension of the Company's investment operations. Furthermore, it is our intent and expectation that the Company will continue to own 100% of the common stock of EF REIT.
We have evaluated EF REIT against the authoritative guidance discussed in our response to Question 2 above and we have concluded that EF REIT meets the fundamental and typical characteristics of an investment company. Our conclusion is based on the fact that EF REIT represents a direct extension of the Company's investment operations described above and EF REIT was established solely for tax and operational efficiency.
We expect that EF REIT will make an election to be taxed as a real estate investment trust in connection with the filing of its 2015 federal income tax return. In forming our conclusion as to whether or not EF REIT meets the definition of an investment company, we considered the guidance in ASC 946-10-15-3 which states "the guidance in Topic 946 does not apply to real estate investment trusts, which have some of the attributes of investment companies but are covered by other generally accepted accounting principles (GAAP)." We do not believe that EF REIT's individual tax status as a REIT results in the conclusion that EF REIT does not meet the definition of an investment company. As discussed above, EF REIT possesses the fundamental and typical characteristics of an investment company, as defined by ASC 946, and EF REIT is a wholly owned subsidiary of the Company, not a separate operating entity. Finally, we believe that continuing to consolidate EF REIT provides greater transparency to investors.
As EF REIT meets the definition of an investment company as defined by ASC 946 and is an investment company investee of the Company, the Company will continue to consolidate EF REIT in accordance with ASC 946-810-45-2.
Note 2. Significant Accounting Policies
(A) Basis of Presentation, page 31

4.
We note your disclosure that under ASC 946 the Company generally will not consolidate its interest in any company other than in its subsidiaries that qualify as investment companies under ASC 946. Please provide additional details regarding any investment in entities that you do not consolidate due to your use of ASC 946.

Ms. Jennifer Monick
September 8, 2015

RESPONSE: The Company does not have any subsidiaries that are not currently consolidated that we believe would require consolidation under any applicable provisions of GAAP. Accordingly, we have not used ASC 946 as the basis for non-consolidation.
The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (203) 409-3734.
Very truly yours,
/s/    Lisa Mumford
Lisa Mumford

cc:     Jorge L. Bonilla
Laurence Penn
Jason Frank
Daniel M. LeBey